SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: March 31, 2009
IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐ Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐ No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Press Release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: March 31, 2009	By:	/s Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary

March 31, 2009
IVANHOE MINES ANNOUNCES 2008 FINANCIAL RESULTS
AND REVIEW OF OPERATIONS
Mongolian Parliament’s ongoing review of draft Oyu Tolgoi
Investment Agreement to continue as a priority in April spring session
SINGAPORE — Ivanhoe Mines Ltd. today announced its results for the year ended December 31, 2008. All figures are in US dollars unless otherwise stated.
HIGHLIGHTS
•	Completion of an Investment Agreement for the development of the Oyu Tolgoi copper-gold mining complex will continue to be a principal priority for Mongolia’s coalition government when the Parliament reconvenes during the first week of April in its 2009 spring session. A draft agreement was approved in principle by the Mongolian Cabinet and National Security Council in March and Ivanhoe is awaiting Parliament’s review and approval.

•	In December 2008, Ivanhoe Mines discovered a new zone of high-grade gold and copper mineralization at Oyu Tolgoi, between the previously discovered Heruga Deposit and the Southwest Oyu Deposit.

•	The Oyu Tolgoi mineralized structural corridor, as currently defined, now has a total strike length in excess of 20 kilometres — encompassing Oyu Tolgoi in the centre and more recent extensions to the south and north onto the joint Ivanhoe-Entrée agreement area.

•	Ivanhoe’s 80%-owned subsidiary, SouthGobi Energy Resources (SGQ — TSX.V), commenced sales of high-quality thermal coal at its Ovoot Tolgoi mine in southern Mongolia in September 2008.

•	SouthGobi Energy Resources received an initial NI 43-101 resource report for its Mamahak metallurgical coal project in East Kalimantan, Indonesia. SouthGobi is studying the opportunity to begin surface coal mining at the Mamahak Project later this year.

•	Ivanhoe’s 83%-owned subsidiary, Ivanhoe Australia (IVA — ASX), has discovered a new, high-grade molybdenum and rhenium deposit at its Merlin Project on its Cloncurry tenements in northwestern Queensland. Drilling continues to encounter significant intercepts of high-grade molybdenum and rhenium and expand the size of the deposit, which is open along strike and to depth.

•	Ivanhoe Australia has significantly expanded the mineralization of its Swan high-grade copper-gold zone at the Mount Elliott Project.

•	Ivanhoe, together with several Kazakh strategic partners, is advancing the Altynalmas Gold Project in Kazakhstan.

•	In May 2008, Ivanhoe Mines sold its shareholdings of Jinshan Gold Mines. Proceeds received totalled $216.7 million. Ivanhoe Mines recorded a $201.4 million gain on the sale of its interest in Jinshan in Q2’08.

•	Ivanhoe incurred $260.3 million in exploration and mine development expenses in 2008, down from $304.0 million in 2007.
MONGOLIA: OYU TOLGOI COPPER-GOLD PROJECT
Underground development program advancing at high-grade Hugo Dummett North Deposit
Ivanhoe Mines completed the construction of its No. 1 Shaft at the Oyu Tolgoi Project to the full depth of 1,380 metres in February 2008 as planned. No. 1 Shaft has a diameter of 7.3 metres, is concrete-lined to a finished diameter of 6.7 metres, and includes a headframe, hoisting facilities, power station, air compressors and ventilation equipment. The design allows for future conversion to permit the shaft to be used as a permanent hoisting facility. Following completion of the shaft loadout facilities in March 2008, two lateral characterization tunnels were commenced at the proposed Lift 1 elevation of the Hugo North block-cave mine. The tunnels will enable further resource drilling, which will provide geotechnical information to support completion of the mine design and become part of the pre-production program for the development of the initial block cave.
A total of 594 metres was developed laterally at the 1,300-metre level by the underground mining contractor, utilizing Ivanhoe Mines’ fleet of underground mining equipment. The development included the establishment of the “station” at the 1,300-metre level and incorporated a substation, a refuge chamber, a pump station and a heavy-equipment workshop.
Other work conducted during 2008 included the preparation of the pre-production development implementation plan. The draft plan, which was formulated during Q3’08, outlines the schedule and methodology, with the objective of maximizing the value from the No.1 Shaft before the No. 2 Shaft is commissioned. In November 2008, underground operations were scaled back and the workforce was reduced by 50%.
In 2008, Ivanhoe Mines incurred exploration expenses of $156.0 million at Oyu Tolgoi compared to the $245.5 million incurred in 2007. The $156.0 million included a significant portion of expenditures related directly to development work. It is expected that Ivanhoe Mines will commence capitalizing Oyu Tolgoi development costs once an Investment Agreement is finalized with the Government of Mongolia.
Oyu Tolgoi Project awaiting an approved Investment Agreement
For several years now, the completion of an acceptable Investment Agreement with the Government of Mongolia for the development of the Oyu Tolgoi Project has been a priority for Ivanhoe Mines.
Mongolia’s Minerals Law provides for the completion of Investment Agreements to establish long-term stability of taxation and other fiscal policies and assurances regarding the operational environment necessary for new mine developments. Any eventual Investment Agreement will be approved by the State Great Khural, which is Mongolia’s national Parliament.
An initial draft Investment Agreement was negotiated by Ivanhoe Mines and its strategic partner, Rio Tinto, with the Government of Mongolia in 2007. While this draft agreement was reviewed by a Parliamentary standing committee in late 2007, it subsequently was withdrawn by Prime Minister S. Bayar in December 2007, ahead of the June 2008 general election, for review and evaluation by an independent international expert.
The governing Mongolian People’s Revolutionary Party (MPRP) won a clear majority in the June 2008 election, gaining more than 60% of the 76 seats in Parliament. Following the election, the MPRP and opposition Democratic Party (DP) agreed to establish a coalition government. Under the terms of the coalition government, the MPRP holds 60% of the cabinet seats, with 40% allocated to DP members. An action plan adopted by the coalition government assigned a high priority to ensuring that large, strategic mineral deposits, including the Oyu Tolgoi Project, are put into economic production.
In January 2009, Ivanhoe Mines and Rio Tinto re-started negotiations with a newly formed Government Working Group for a competitive Investment Agreement that would recognize the realities of the current international investment environment and the economic benefits inherent in the development of the Oyu Tolgoi Project.
In late February 2009, the negotiators reached agreement on an acceptable draft Investment Agreement and a companion Shareholders’ Agreement. The draft agreements were reviewed and approved in principle by the Cabinet and the National Security Council. Following the completion of negotiations, each page of the draft Investment Agreement was initialled by representatives of the Mongolian Cabinet and of Ivanhoe Mines Mongolia Inc. XXK before the document was presented to Parliament as part of the final approval process.
In March, the draft agreement was introduced into Parliament, which was meeting in an extraordinary winter session to address budgetary measures related to the international financial crisis, and also the anticipated Oyu Tolgoi agreement.
On March 13, after an initial review of the Oyu Tolgoi Investment Agreement by the Parliament’s Standing Committee on Economics, the Parliament announced that the extension of the winter session would adjourn and that further discussions regarding the agreements would resume during the regular spring session in early April. A news release issued by the Parliament’s press office stated, in part, that resumption of the review of the Oyu Tolgoi Investment Agreement would be placed “at the top of the government’s action agenda to help ensure that new investment is directed to Mongolia and new jobs are created for Mongolians to help our economy weather the present international financial crisis.”
The release also stated: “The coalition government believes that the draft agreement represents a significant step forward in the development of Mongolia’s mineral wealth to benefit present and future generations of Mongolians, and the nation.”
The Parliament’s press statement noted that the Standing Committee on Economics had made significant progress in reviewing the agreement and that Members of Parliament had requested that certain points be clarified. A Working Group formed to address the issues was directed to continue its review during the break between the parliamentary sessions.
Ivanhoe Mines and Rio Tinto are continuing their cooperation with the Working Group during the short parliamentary recess to prepare additional information to facilitate an early approval of the agreements by Parliament. Ivanhoe Mines and Rio Tinto remain prepared to complete an Investment Agreement with the Government that is equitable and fair for both sides.
The companies also are continuing to assess the implications for the Oyu Tolgoi Project and its development schedule as a result of the delays in approval that have been experienced in Mongolia, the sharp declines in certain commodity prices and continuing uncertainty in international financial markets.
Ivanhoe Mines received $121.5 million from Rio Tinto from the sale of Oyu Tolgoi mining equipment
During 2008, Ivanhoe Mines received $121.5 million from Rio Tinto from the sale of large equipment to be used in the construction of the Oyu Tolgoi copper and gold mining complex in Mongolia.

The $121.5 million related to an equipment-sale agreement that was executed in August 2008 between Ivanhoe Mines and Rio Tinto. The agreement provided for Rio Tinto to purchase certain project equipment already purchased or ordered by Ivanhoe Mines while Ivanhoe Mines and Rio Tinto continue to engage the Government of Mongolia in discussions on an acceptable Investment Agreement. Ivanhoe Mines plans to use these funds for future development of Oyu Tolgoi. In addition, Rio Tinto can require Ivanhoe Mines to repurchase the equipment that has been sold to Rio Tinto — and any other equipment purchased by Rio Tinto as part of this agreement — if an acceptable Investment Agreement is reached with the Government of Mongolia. Ivanhoe Mines also has a right of first refusal to repurchase the equipment if Rio Tinto deems it appropriate to use the equipment elsewhere.
Engineering and development advancing in readiness for mine construction
The principal aims of the engineering and development team for 2008 were to keep the project in a position to commence construction and development while maintaining a conservative cost profile. The completion of No. 1 Shaft and transition to the operations team occurred in Q2’08. Capital project work concentrated on the progression of infrastructure and concentrator engineering, small-scale construction of some site infrastructure and planning for the start of full-scale construction. These strategies resulted in a decrease of the project workforce to approximately 600 people in the areas of engineering, construction and mining.
Ivanhoe Mines has continued to advance mine planning, engineering and pre-construction work, and will prepare an update to the Oyu Tolgoi Project’s Integrated Development Plan once an acceptable Investment Agreement has been negotiated with the Government of Mongolia and approved by all parties — including the Board of Directors of Ivanhoe Mines.
Oyu Tolgoi Exploration
During 2008, Ivanhoe Mines completed approximately 36,092 metres of drilling on the Oyu Tolgoi project, with 19,224 metres on the Heruga Entrée Joint Venture area and 9,000 metres on the area between Heruga and Southwest Oyu. An additional 1,000 metres of drilling was completed on the area between Heruga and Southwest Oyu in early 2009.
Additional drilling increases size of Heruga Deposit
In March 2008, Ivanhoe Mines announced the first resource estimate for the Heruga Deposit. Since March 2008, 14 exploration holes have been drilled that have targeted the western, southwestern and northern ends of the Heruga Deposit. Drilling at the northern end of Heruga has significantly added to the size of the deposit. In particular, hole EJD0034, at the northeast corner of the drilled area, just south of the Entrée Gold-IMMI JV licence boundary, intersected approximately 200 metres of 1.8 g/t gold and 0.43% copper between 1,602 metres and 1,830 metres. This mineralization is open to the east. In the next section, 200 metres to the north across the JV boundary, OTD1490 intersected 224 metres of 0.65g/t gold and 0.43% copper from 1,540 metres, including 68 metres of 1.1g/t gold and 0.35% copper from 1,696 metres. The mineralization is open to the east and north. The additional drilling has not yet been included in a resource update.
Oyu Tolgoi exploration now concentrated on gold-rich copper discovery between Heruga and Southern Oyu Deposits
In December 2008, Ivanhoe discovered a new zone of high-grade gold and copper mineralization, which has characteristics of the earlier high-grade discoveries at the Hugo Dummett and Southwest Oyu deposits. The latest discovery is highly significant because it indicates that there is a strong probability of an additional gold-rich copper deposit between the previously discovered Heruga Deposit and the Southwest Oyu Deposit. An objective of the ongoing drilling is to establish whether there is a continuous, high-grade mineralized connection between the major Oyu Tolgoi deposits to the north and the Heruga Deposit to the south.
The discovery, which is open to expansion in all directions, is within Ivanhoe Mines’ 100%-owned Oyu Tolgoi Mining Licence. It is located in the three-kilometre gap between the Heruga Deposit, which was discovered on the joint Ivanhoe-Entrée licence area in 2007, and Ivanhoe’s 100%-owned Southern Oyu deposits that were delineated by Ivanhoe’s earlier exploration between 2001 and 2005.
Holes OTD1487 and OTD1484 drilled on a section 1.5 kilometres north of the Heruga Deposit and 1.5 kilometres south of the Southwest Oyu Deposit targeted a gradient-array Induced Polarization (IP) chargeability anomaly that extends from Heruga to Southwest Oyu. OTD1487A intersected zones of Southwest Oyu-style, high-grade copper and gold mineralization over a distance of 369.3 metres grading 0.83 g/t gold, 0.53% copper, and 64 ppm molybdenum (1.09% copper equivalent). This included an intersection of 78.3 metres grading 2.13 g/t gold, 0.82% copper and 126 ppm molybdenum (2.24% copper equivalent) between 2,258 and 2,336 metres downhole. In addition, this also included a sub-interval of 16.3 metres grading 4.70 g/t gold, 1.56% copper and 168 ppm molybdenum (4.64% copper equivalent). The hole ended at 2,336 metres in mineralization. Drilling is continuing on this section.
“Based on the high gold and copper grades, as well as the high gold-to-copper ratio encountered, and the style and tenor of the porphyry mineralization, this drillhole could indicate the discovery of a major new gold-rich copper deposit at Oyu Tolgoi comparable in importance to the Hugo Dummett or Southwest Oyu deposits,” Doug Kirwin, Ivanhoe Mines Executive Vice-President, Exploration said in a December 8, 2008, news release. “Clearly, this newly discovered gold-rich copper porphyry highlights the potential for the largely untested zone between Heruga and the Southern Oyu deposits. The high gold-to-copper ratios are considered to be very significant.”
The Oyu Tolgoi mineralized structural corridor, as currently defined, now has a total strike length in excess of 20 kilometres — encompassing Oyu Tolgoi in the centre and more recent extensions to the south and north onto the joint Ivanhoe-Entrée agreement area.
Entrée Gold Joint Venture is being formed
In June 2008, the $35.0 million earn-in amount was reached on the Entrée Gold-Ivanhoe Mines joint-venture agreement areas, which include the Heruga Deposit and the Hugo North Extension areas. Ivanhoe Mines now has earned a participating interest of 80% in all minerals extracted below a sub-surface depth of 560 metres on the optioned property and a 70% participating interest in all minerals extracted from surface to a depth of 560 metres. An 80%-20% Ivanhoe Mines-Entrée Gold joint-venture is being formed. Ivanhoe Mines directly held approximately 14.6% of the issued and outstanding share capital of Entrée Gold at December 31, 2008.
MONGOLIA: COAL PROJECTS
SOUTHGOBI ENERGY RESOURCES (80% owned)
SouthGobi Energy’s Ovoot Tolgoi coal mine in production
SouthGobi Energy began mining and stockpiling coal at its Ovoot Tolgoi Project in southern Mongolia’s Gobi region in April 2008. The Ovoot Tolgoi mine is 45 kilometres north of Mongolia’s border with China. The official start of mining culminated months of development and preparations, including the delivery of a fleet of surface-mining equipment valued at approximately $16 million during Q1’08.

At the beginning of June 2008, the mine started operating on a full-time 24-hour basis. Coal sales at the mine gate were initiated in late September 2008. During 2008, SouthGobi mined 1.16 million tonnes of coal consisting of approximately 220,000 tonnes of oxidized steam coal and 940,000 tonnes of premium coal. Total waste mined in 2008 was 2.5 million Bank Cubic Meters (BCM), resulting in a strip ratio of approximately 2.19 BCM waste per tonne of saleable coal. SouthGobi recognized revenue of $3.1 million in 2008, representing approximately 113,000 tonnes of coal sold at an average realized selling price at the mine gate of approximately $29 per tonne. Operating expenses consisted of cost of product sold of $0.9 million at an average cash cost of product sold of $8.30 per tonne, mine administration costs of $1.0 million and depreciation and depletion costs of $0.3 million.
Work on the new shop complex, camp and airstrip surfacing at Ovoot Tolgoi continued throughout Q4’08. The airstrip surfacing project was completed at year end and certified in early 2009. The camp and shop building contractor worked throughout most of the winter months, which should permit completion of the camp and the shop facilities by mid-2009.
SouthGobi has experienced difficulty, from time to time, expediting the movement of its coal shipments through the Ceke border point on the Mongolia-China border due to unpredictable opening hours and sporadic closures. Prior to March 2009, the border crossing only operated five days a week, on dayshift, limiting the amount of coal SouthGobi was able to sell to customers in China. As a result, SouthGobi has temporarily curtailed production to decrease current mine stockpiles and preserve cash. On March 22, 2009, the border extended its operations to seven days a week / eight hours a day. The Mongolian Government and SouthGobi are coordinating efforts to open the border-crossing access 24 hours a day / seven days a week for SouthGobi’s coal shipments.
In 2008, SouthGobi ordered a second fleet of coal mining equipment for the open-pit mine at a cost of approximately $31 million, of which a $16 million deposit has already been paid. The fleet is scheduled for delivery late in Q2’09 and is expected to expand annual production capacity for the Ovoot Tolgoi mine to approximately 2.9 million tonnes in 2009.
Ovoot Tolgoi Underground Project — thick seams of coking and semi-soft coals identified at depth provide potential for the development of an underground mining operation
In March 2008, a NI 43-101-compliant resource estimate was filed on the underground mining potential at Ovoot Tolgoi.
The 2008 exploration program concentrated on the underground West Field. This drilling was conducted to obtain additional information about the structure and quality of the deep underground coal mineralization. SouthGobi expects to carry out the same type of program in 2009 on the South-East Field at Ovoot Tolgoi. The drilling conducted in 2006 and 2007 has identified coking and semi-soft coal at depths of between 250 metres and 600 metres below surface, beneath the lower boundaries of the planned open pits at the South-East and West Fields. The 2008 program in the West Field has extended the depth of the potential mine to 700 metres. The No. 5 coal seam continues to be open to depth and along strike.
Sumber Project a new coal discovery near Ovoot Tolgoi
In June 2008, SouthGobi announced that it had intersected significant thicknesses in near-surface seams of high-quality coking and thermal coal at the new Sumber Coal Project, including one intercept of 51.5 metres. The Sumber Project is comprised of N, O and E Fields. Sumber starts 16 kilometres east of Ovoot Tolgoi and stretches to the east for approximately 18 kilometres.

The 2008 drilling program was completed in Q4’08 and the results are expected to provide the basis for a resource estimate in 2009. A geotechnical drilling program and water study are planned for 2009. Once completed, mine planning will be initiated and an application for a mining licence will be submitted for development of this project.
SouthGobi names senior Asia mining investment banker Alexander Molyneux as President to lead the expansion of coal projects in Mongolia and Indonesia
In February 2009, SouthGobi announced the appointment of Alexander Molyneux as SouthGobi’s new President, effective April 27, 2009. Mr. Molyneux will be responsible for business and corporate development initiatives. Mr. Molyneux most recently was Managing Director, Head of Metals & Mining Investment Banking, Asia Pacific, with Citigroup.
INDONESIA: COAL PROJECTS
SOUTHGOBI ENERGY RESOURCES (80% owned)
SouthGobi increased its working interest in Mamahak Coal Project, Indonesia
In April 2008, SouthGobi signed a joint venture agreement to explore and develop the Mamahak Coal Project in East Kalimantan, Indonesia. Through its participation in the joint venture, SouthGobi commenced the development of a “greenfields” surface coal deposit in four concessions covering 22,976 hectares. SouthGobi had an initial 56% interest in Mamahak, with provisions to increase its working interest to 100%. In September 2008, SouthGobi announced that it had increased its working interest in the Mamahak Project from 56% to 85% for consideration of $13.2 million, comprised of $8.0 million in cash and 320,000 SouthGobi common shares. The Mamahak Project is ideally located to supply the Japanese, Korean, Indian and Chinese coastal markets.
In February 2009, SouthGobi announced that it received an initial independent NI 43-101-compliant resource estimate for the Mamahak coal project. The SW and E resource blocks on the Mamahak concession contain measured plus indicated coal resources of 12.2 million tonnes, with an additional inferred coal resource of 5.2 million tonnes. A recent bulk sample from the SW resource block within the Mamahak concession has confirmed that the resource contains high-volatile metallurgical coking coal amenable to surface mining.
On January 7, 2009, SouthGobi obtained a Location Permit from the local Government in East Kalimantan, allowing SouthGobi to commence surface coal mining at the SW deposit. SouthGobi is planning to initially develop the SW Block, located within the Mamahak Project, which is the closest deposit to the Mahakam River. Mine development and infrastructure construction continued through March 2009.
AUSTRALIA
IVANHOE AUSTRALIA (83% owned)
A$125 million IPO successfully completed; trading initiated on the Australian Stock Exchange
On August 5, 2008, Ivanhoe Mines announced the completion of subsidiary Ivanhoe Australia’s initial public offering (IPO). The IPO consisted of 62.5 million new shares at an offer price of A$2.00 per share, raising gross proceeds of A$125.0 million. Ivanhoe Australia, which commenced trading on the

Australian Stock Exchange on August 6 under the symbol IVA , is using a major portion of the IPO proceeds to finance ongoing exploration and development activities on its Cloncurry Project in northwestern Queensland.
Cloncurry IOCG Project reports ongoing discoveries
Ivanhoe Australia currently holds 15 exploration permits for minerals and 20 mining leases that total 1,679 square kilometres. Applications have been filed for six additional exploration permits covering 757 square kilometres.
Ivanhoe Australia’s key projects, all situated on granted Mining Leases, are Mount Elliott, Mount Dore, Starra Line and the new Merlin molybdenum and rhenium project. Exploration and development work in 2008 focused on in fill drilling at Mount Elliott and extensional drilling at Mount Dore.
Major New Discovery of Molybdenum and Rhenium — Merlin Project
During Q4’08, Ivanhoe Australia announced the discovery of a significant zone of high-grade molybdenum and rhenium mineralization, which was named the Merlin Project. In exploration continuing into the first quarter of 2009, the Merlin discovery had been tested by approximately 90 drill holes and the assay results of 75 drill holes had been returned.
The Merlin mineralized zone is a clearly defined, high-grade body of molybdenum (Mo) and rhenium (Re) sulphide mineralization starting at a depth of about 100 metres and extending down-dip for over 400 metres, with an indicated strike length of up to 900 metres. Drilling is continuing to the north on 100-metre step-out traverses, while infill drilling is required to extend the footwall zone.
Preliminary project studies for evaluating the development options are progressing, with the mining, processing and marketing aspects advanced to a higher level of detail. Given the apparent high value of rhenium in the deposit, a critical area of metallurgical study is required to evaluate options for further processing of the molybdenum sulphide concentrate to allow high rhenium recovery. The preliminary conceptual project study is expected to be completed after the release of the Merlin Mineral Resource estimate.
KAZAKHSTAN
Bakyrchik Gold Mine forms part of new gold company with Ivanhoe partners
On October 3, 2008, Ivanhoe Mines, which held a 70% interest in the Bakyrchik Gold Project in north-eastern Kazakhstan, closed an agreement with several Kazakh strategic partners to consolidate 100% ownership of the project, and other gold-mining assets in Kazakhstan, in a new company — Altynalmas Gold. Altynalmas Gold initially will focus on the development of its highly prospective Kyzyl Shear assets. Ivanhoe Mines now owns 49% of Altynalmas Gold and commenced accounting for its investment using the equity method in Q4’08.
Pilot Roaster plant commissioned
Construction of a 100,000 tpy pilot roaster plant at the Bakrychik Gold Project was completed at the end of Q3’08 and commissioning began in Q4’08. Capital costs incurred on this project to December 31, 2008 were approximately $32 million. Additional changes in the ore-preparation area are planned in Q2’09 to improve the process flow to ensure the plant achieves the designed production capacity.

CHINA
Gain of $201.4 million from sale of Ivanhoe Mines’ stake in Jinshan
In May 2008, Ivanhoe Mines sold to China National Gold Group Corporation, of Beijing, and its financial partners, its entire holding of 67,520,060 common shares of Jinshan, at a price of C$3.11 a share, and the Jinshan promissory note of C$7.5 million. Proceeds received totalled $216.7 million (C$217.7 million). Ivanhoe Mines recorded a $201.4 million gain on the sale of its interest in Jinshan in Q2’08.
Exploration continues in Northern China, focusing on high-quality projects for acquisition
Reconnaissance field exploration resumed in late March-early April 2008, focusing initially on central Inner Mongolia and then extended into Hebei and surrounding provinces. By the end of 2008, the program covered an area of 20,000 square kilometres of a 50,000-square-kilometre area that has been part of a major data re-evaluation and target generation program, involving detailed data reviews, field traverses and systematic rock-chip and channel sampling of all known occurrences and deposits of interest to Ivanhoe Mines. Numerous gold, gold-silver, base metal, copper and nickel-chromium-PGM targets were assessed.
Further reconnaissance exploration and completion of the work initiated in 2008 is a priority for the first and second quarters of 2009. This goal is to identify further high-quality, semi-advanced and grass-roots projects for acquisition through licence-bidding applications over unlicenced targets and joint-venture formation with, or direct purchase from, the existing licence holders.
FINANCIAL RESULTS
Ivanhoe Mines is primarily engaged in exploration activities, although a significant portion of its expenditures relate directly to development work at its Oyu Tolgoi Project. Exploration costs are charged to operations in the period incurred and often represent the bulk of Ivanhoe Mines’ operating loss for that period. Ivanhoe Mines expects to commence capitalizing Oyu Tolgoi construction and development costs once an Investment Agreement is finalized with the Government of Mongolia.
In 2008, Ivanhoe Mines recorded a net loss of $184.1 million (or $0.49 per share), compared to a net loss of $457.7 million (or $1.22 per share) in 2007, representing a decrease of $273.6 million. Results for 2008 were mainly affected by $260.3 million in exploration expenses, $27.5 million in general and administrative expenses, $17.6 million in interest expense, $62.9 million in mainly unrealized foreign exchange losses, offset by a $201.4 million gain on the sale of the company’s controlling stake in Jinshan Gold Mines Inc. and $34.0 million in income from discontinued operations.
Exploration expense of $260.3 million in 2008 decreased $43.7 million from $304.0 million in 2007. The exploration expenses included $207.3 million spent in Mongolia, primarily for Oyu Tolgoi and Ovoot Tolgoi ($274.9 million in 2007), and $46.5 million incurred by Ivanhoe Australia ($22.1 million in 2007).
Ivanhoe Mines’ cash position, on a consolidated basis at December 31, 2008, was approximately $384.1 million.

SELECTED ANNUAL FINANCIAL INFORMATION
This selected financial information is in accordance with U.S. GAAP, as presented in the annual consolidated financial statements.

	Quarter Ended				Year Ended
	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31
($ in millions of U.S. dollars, except per share information)	2008	2008	2008	2008	2008

Revenue	$3.1	$0.0	$0.0	$0.0	$3.1
Exploration expenses	(76.0)	(59.7)	(67.3)	(57.3)	(260.3)
General and administrative	(8.1)	(5.1)	(7.5)	(6.8)	(27.5)
Foreign exchange (losses) gains	(40.6)	(20.0)	(1.0)	(1.3)	(62.9)
Writedown of other long-term investments	(18.0)	—	—	—	(18.0)
Gain on sale of long-term investments	—	—	201.4	—	201.4
Net (loss) income from continuing operations	(168.1)	(98.7)	118.3	(69.6)	(218.1)
Income from discontinued operations	8.1	10.7	9.2	6.0	34.0
Net (loss) income	(160.0)	(88.0)	127.5	(63.6)	(184.1)

Net (loss) income per share — basic
Continuing operations	($0.45)	($0.26)	$0.32	($0.19)	($0.58)
Discontinued operations	$0.02	$0.03	$0.02	$0.02	$0.09
Total	($0.43)	($0.23)	$0.34	($0.17)	($0.49)

Net (loss) income per share — diluted
Continuing operations	($0.45)	($0.26)	$0.29	($0.19)	($0.58)
Discontinued operations	$0.02	$0.03	$0.02	$0.02	$0.09
Total	($0.43)	($0.23)	$0.31	($0.17)	($0.49)

	Quarter Ended				Year Ended
	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31
	2007	2007	2007	2007	2007

Revenue	$0.0	$0.0	$0.0	$0.0	$0.0
Exploration expenses	(96.6)	(74.8)	(79.1)	(53.5)	(304.0)
General and administrative	(9.0)	(7.0)	(5.9)	(5.2)	(27.1)
Foreign exchange gains (losses)	2.3	2.1	6.7	0.8	11.9
Writedown of other long-term investments	(24.5)	—	—	—	(24.5)
Gain on sale of long-term investments	—	—	—	1.0	1.0
Net (loss) income from continuing operations	(265.5)	(90.0)	(78.7)	(55.4)	(489.6)
Income from discontinued operations	11.9	6.8	4.6	8.6	31.9
Net (loss) income	(253.6)	(83.1)	(74.2)	(46.8)	(457.7)

Net (loss) income per share — basic
Continuing operations	($0.71)	($0.24)	($0.21)	($0.15)	($1.31)
Discontinued operations	$0.04	$0.02	$0.01	$0.02	$0.09
Total	($0.67)	($0.22)	($0.20)	($0.13)	($1.22)

Net (loss) income per share — diluted
Continuing operations	($0.71)	($0.24)	($0.21)	($0.15)	($1.31)
Discontinued operations	$0.04	$0.02	$0.01	$0.02	$0.09
Total	($0.67)	($0.22)	($0.20)	($0.13)	($1.22)

QUALIFIED PERSONS
Disclosures of a scientific or technical nature in this release and the Company’s MD&A in respect of each of Ivanhoe Mines’ material mineral resource properties were prepared by, or under the supervision of, the qualified persons (as that term is defined in NI 43-101) listed below:

Oyu Tolgoi Project	Stephen Torr, P.Geo, Ivanhoe Mines	Employee of the Company
Ovoot Tolgoi Project	Stephen Torr, P.Geo, SouthGobi Energy	Employee of the Company
Ivanhoe Mines’ results for the year ended December 31, 2008, are contained in the audited Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations, available on the SEDAR website at www.sedar.com and Ivanhoe Mines’ website at www.ivanhoemines.com. Copies of Ivanhoe Mines’ 2008 Annual Report containing the audited financial statements, and Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A), the AIF and the 40F are available at www.ivanhoemines.com under the Investors Info page. Shareholders also may request a hard copy of the Annual Report free of charge by contacting our investor relations department by phone at +1-604-688-5755 or by email at info@ivanhoemines.com.
Ivanhoe Mines shares are listed on the Toronto, New York and NASDAQ stock exchanges under the symbol IVN.
Information contacts
Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.688.5755
Website: www.ivanhoemines.com
Forward Looking Statements:
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities; planned expenditures; corporate strategies; proposed acquisitions and dispositions of assets; discussions with third parties respecting material agreements; the expected timing and outcome of IVN’s discussions with representatives of the Government of Mongolia for an Investment Agreement in respect of the Oyu Tolgoi Project; the timing of commencement of full construction of the Oyu Tolgoi Project; the estimated timing and cost of bringing the Oyu Tolgoi Project into commercial production; anticipated future production and cash flows; target milling rates; the impact of amendments to the laws of Mongolia and other countries in which IVN carries on business; the anticipated future production for the Ovoot Tolgoi Coal Mine, the potential improvement of the export conditions at the Ceke border between Mongolia and China and the completion of a feasibility study on the Ovoot Tolgoi Coal Mine; the potential of plans to make non-core projects self-funding and other statements that are not historical facts.
All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the Company’s MD&A. The reader is cautioned not to place undue reliance on forward-looking information or statements.
The MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors.

The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Except as required by law, the Company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.